                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  9 )



                         HERITAGE MEDIA CORPORATION
                         --------------------------
                               (Name of Issuer)




                             Class A Common Stock
                        ------------------------------
                        (Title of Class of Securities)




                                   427241203
                        ------------------------------
                                (CUSIP Number)



                            Patricia A. Maher, Esq.
                             Goldman, Sachs & Co.
                                85 Broad Street
                           New York, New York 10004
                                (212) 902-0940

                        ------------------------------
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                                March 22, 1994
            -------------------------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ___

Check the following box if a fee is being paid with this statement: ___

                               page 1 of 6 pages

CUSIP NO.
427241203

1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.

2.   Check the Appropriate Box if a Member of a Group

                                        (a) ___
                                        (b) ___

3.   SEC Use Only

4.   Source of Funds

               00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                              [_]

6.   Citizenship or place of Organization

               Delaware

Number of Shares Beneficially Owned By Each Reporting Person With

      7    Sole Voting Power

               550,375

      8    Shared Voting Power

               319,688

      9    Sole Dispositive Power

               550,375

      10   Shared Dispositive Power

               319,688

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               870,063

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                   [_]

13.  Percent of Class Representing by Amount in Row (11)

                6.6%

14.  Type of Reporting Person

                HC-PN

                               page 2 of 6 pages

CUSIP NO.
427241203

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Goldman, Sachs & Co.

2.   Check the Appropriate Box if a Member of a Group

                                        (a) ___
                                        (b) ___

3.   SEC Use Only

4.   Source of Funds

               WC-00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                             [X]

6.   Citizenship or place of Organization

              New York

Number of Shares Beneficially Owned By Each Reporting Person With

      7    Sole Voting Power

               -0-

      8    Shared Voting Power

               319,688

      9    Sole Dispositive Power

               -0-

     10   Shared Dispositive Power

               319,688

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               319,688

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                  [_]

13.  Percent of Class Representing by Amount in Row (11)

               2.5%

14.  Type of Reporting Person

                BD-PN

                               page 3 of 6 pages

Item  5.  Interest in Securities of the Issuer.
          -------------------------------------

(a) The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. may be deemed to have decreased their beneficial ownership of Class A Common Stock, to 870,063 shares (6.6%) and 319,688 shares (2.5%) respectively, as a result of the shares sold on behalf of certain Managed Accounts.

(b)  Not applicable.

(c)  The following transactions occurred since the prior Schedule 13D was filed:

          Date      Shares Purchased    Shares Sold   Price
          ----      ----------------    -----------   -----
          2/08/94                          8,600      18.500
          2/08/94                          1,000      18.375
          2/08/94                          2,200      18.625
          2/09/94                          8,500       8.537
          2/10/94         4,400                       17.750
          2/10/94                         10,000      17.794
          2/11/94                          1,300      17.750
          2/14/94           800                       17.375
          2/14/94           200                       17.625
          2/14/94                          9,400      17.500
          2/14/94                            200      17.625
          2/15/94        12,000                       17.375
          2/15/94                         49,100      17.286
          2/15/94                          2,500      17.375
          2/15/94                          2,500      17.250
          2/15/94                          2,500      17.125
          2/15/94                          1,500      17.000
          2/16/94                          8,000      17.555
          2/17/94                          9,700      18.000
          2/18/94         1,237                       19.250
          2/18/94         2,253                       19.375
          2/18/94         1,574                       19.500
          2/23/94           830                       18.375
          2/23/94         1,255                       18.250
          2/23/94         1,195                       18.500
          2/23/94         1,276                       18.625
          2/24/94                            700      18.161
          3/15/94                         26,900      18.705
          3/22/94                         24,300      19.000

          The total consideration (exclusive of commissions) for shares purchased was $486,210.17.

(d)       Not applicable.

(e)       Not applicable.

                               page 4 of 6 pages

                                   SIGNATURE
                                   ---------



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       GOLDMAN, SACHS & CO.




                                       By:
                                          ------------------------------
                                          Name:  Terence M. O'Toole
                                          Title: General Partner




Dated: March 29, 1994

                               page 5 of 6 pages

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       THE GOLDMAN SACHS GROUP, L.P.




                                       By:
                                          ------------------------------
                                          Name:  Terence M. O'Toole
                                          Title: General Partner




Dated: March 29, 1994

                               page 6 of 6 pages